UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                             Neose Technolgies, Inc

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    640522108
                                  CUSIP Number

                                December 31, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No. 640522108                                                 Page 2 of 13
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group *

                                                                          a. |_|
                                                                          b. |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

            DELAWARE
--------------------------------------------------------------------------------
                  5     Sole Voting Power
 Number of              0
  Shares          --------------------------------------------------------------
Beneficially      6     Shared Voting Power
 Owned By               508,841
  Each            --------------------------------------------------------------
Reporting         7     Sole Dispositive Power
 Person                 0
  With            --------------------------------------------------------------
                  8     Shared Dispositive Power
                        508,841
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      508,841
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

      |_|
--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      2.55%
--------------------------------------------------------------------------------
12    Type of Reporting Person *

      CO
--------------------------------------------------------------------------------
* see instructions before filling out

CUSIP No. 640522108                                                 Page 3 of 13
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            ARIES SELECT, LTD.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group *

                                                                          a. |_|
                                                                          b. |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                  5     Sole Voting Power
 Number of              0
  Shares          --------------------------------------------------------------
Beneficially      6     Shared Voting Power
 Owned By               329,928
  Each            --------------------------------------------------------------
Reporting         7     Sole Dispositive Power
 Person                 0
  With            --------------------------------------------------------------
                  8     Shared Dispositive Power
                        329,928
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      329,928
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

      |_|
--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      1.66%
--------------------------------------------------------------------------------
12    Type of Reporting Person *

      CO
--------------------------------------------------------------------------------
* see instructions before filling out

CUSIP No. 640522108                                                 Page 4 of 13
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            LINDSAY A. ROSENWALD, M.D.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group *

                                                                          a. |_|
                                                                          b. |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

            UNITED STATES
--------------------------------------------------------------------------------
                  5     Sole Voting Power
 Number of              501,985
  Shares          --------------------------------------------------------------
Beneficially      6     Shared Voting Power
  Owned By              508,841
    Each          --------------------------------------------------------------
Reporting         7     Sole Dispositive Power
    Person              501,985
    With          --------------------------------------------------------------
                  8     Shared Dispositive Power
                        508,841
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,010,826
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

      |_|
--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.06%
--------------------------------------------------------------------------------
12    Type of Reporting Person *

      IN
--------------------------------------------------------------------------------
* see instructions before filling out

CUSIP No. 640522108                                                 Page 5 of 13
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            ARIES SELECT I LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group *

                                                                          a. |_|
                                                                          b. [x]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

            DELAWARE
--------------------------------------------------------------------------------
                  5     Sole Voting Power
 Number of              0
  Shares          --------------------------------------------------------------
Beneficially      6     Shared Voting Power
 Owned By               147,736
  Each            --------------------------------------------------------------
Reporting         7     Sole Dispositive Power
 Person                 0
  With            --------------------------------------------------------------
                  8     Shared Dispositive Power
                        147,736
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      147,736
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

      |_|
--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      0.74%
--------------------------------------------------------------------------------
12    Type of Reporting Person *

      CO
--------------------------------------------------------------------------------
* see instructions before filling out

CUSIP No. 640522108                                                 Page 6 of 13
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            ARIES SELECT II LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group *

                                                                          b. |_|
                                                                          c. |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

            DELAWARE
--------------------------------------------------------------------------------
                  5     Sole Voting Power
Number of               0
  Shares          --------------------------------------------------------------
Beneficially      6     Shared Voting Power
 Owned By               31,177
  Each            --------------------------------------------------------------
Reporting         7     Sole Dispositive Power
 Person                 0
  With            --------------------------------------------------------------
                  8     Shared Dispositive Power
                        31,177
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      31,177
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain
      Shares *

      |_|
--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      0.16%
--------------------------------------------------------------------------------
12    Type of Reporting Person *

      CO
--------------------------------------------------------------------------------
* see instructions before filling out

CUSIP No.  640522108                                                Page 7 of 13

Item 1(a) Name of Issuer:

      Neose Technologies, Inc. (the "Issuer")

Item 1(b) Address of the Issuer's Principal Executive Offices:

      102 Whitman Road
      Horsham, PA 19044

Item 2(a) Name of Person Filing:

This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Select, Ltd. ("Aries Select"), Aries Select I LLC ("Aries I"), Aries Select II LLC ("Aries II") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, the "Reporting Persons").

Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder and chairman of Paramount Capital. Paramount Capital is the managing member to each of Aries I and Aries II and the investment manager to Aries Select.

Item 2(b) Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Paramount Capital, Aries I, Aries II and Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The address of the principal business office of Aries Select is c/o Fortis Fund Services Cayman Limited, Grand Pavilion Commercial Center, 802 West Bay Road, Grand Cayman, Cayman Islands.

Item 2(c) Citizenship:

      1) Paramount Capital is a Subchapter S corporation incorporated in Delaware;

      2)    Aries Select is a Cayman Islands exempted company;

      3)    Aries I and Aries II are Delaware limited liability companies;

      4)    Dr. Rosenwald is a citizen of the United States.

Item 2(d) Title of Class of Securities:

      Common Stock (the "Shares").

Item 2(e) CUSIP Number:

      640522108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

      This Item 3 is not applicable.

CUSIP No. 640522108                                                 Page 8 of 13

Item 4. Ownership:

Item 4(a) Amount Beneficially Owned:

Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

      (i) Paramount Capital may be deemed to own 508,841 Shares, which includes the Shares owned by Aries Select, Aries I and Aries II.

      (ii)  Aries Select may be deemed the beneficial owner of 329,928 Shares

      (iii) Aries I may be deemed the beneficial owner of 147,736 Shares

      (iv)  Aries II may be deemed the beneficial owner of 31,177 Shares

      (v) Dr. Rosenwald may be deemed the beneficial owner of 1,010,826 Shares as follows: (a) all shares described in (i) - (iv) above; (b) 364,326 Shares and options to purchase 31,785 Shares owned directly by Dr. Rosenwald.; and (c) 105,874 shares owned by Dr, Rosenwald's wife and children

Item 4(b) Percent of Class:

      Please see Item 11 of each cover page.

CUSIP No. 640522108                                                 Page 9 of 13

Item 4(c)         Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote:                   Please see Item 5 of each cover page
      (ii)  Shared power to vote or to direct the vote               Please see Item 6 of each cover page
      (iii) Sole power to dispose or to direct the disposition of    Please see Item 7 of each cover page
      (iv)  Shared power to dispose or to direct the disposition of  Please see Item 8 of each cover page

Item 5. Ownership of Five Percent or Less of a Class:

      This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

      (i) Dr. Rosenwald, as the sole shareholder of Paramount Capital, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Paramount Capital in accordance with his ownership interests in Paramount Capital, respectively.

      (ii) The interest holders of Aries I have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries I, in accordance with their membership interests in Aries I.

      (iii) The members of Aries II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries II in accordance with their membership interests in Aries II.

      (iv) The shareholders of Aries Select have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries Select in accordance with their ownership interests in Aries Select.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

      This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

      This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

      This Item 9 is not applicable.

Item 10. Certification:

      By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose

CUSIP No. 640522108                                                Page 10 of 13

of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, as of this February 2, 2004.

LINDSAY A. ROSENWALD, M.D.              PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

By /s/ Lindsay A. Rosenwald             By: /s/ Lindsay A. Rosenwald
  ---------------------------------        -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES SELECT, LTD.

                                        By:  Paramount Capital Asset
                                               Management, Inc.
                                        Its: Investment Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES SELECT I LLC

                                        By: Paramount Capital Asset
                                              Management, Inc.
                                            Its Managing Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES SELECT II LLC

                                        By: Paramount Capital Asset
                                              Management, Inc.
                                            Its Managing Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.    Joint Filing Agreement, dated as of February 2, 2004, by
      and among Paramount Capital Asset Management, Inc., Aries
      Select, Ltd., Aries Select I LLC, Aries Select II, LLC, and
      Lindsay A. Rosenwald, M.D....................................         13

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Neose Technologies, Inc. dated as of February 2, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

LINDSAY A. ROSENWALD, M.D.              PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

By /s/ Lindsay A. Rosenwald             By: /s/ Lindsay A. Rosenwald
  ---------------------------------        -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES SELECT, LTD.

                                        By:  Paramount Capital Asset
                                               Management, Inc.
                                        Its: Investment Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES SELECT I LLC

                                        By: Paramount Capital Asset
                                              Management, Inc.
                                            Its Managing Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES SELECT II LLC

                                        By: Paramount Capital Asset
                                              Management, Inc.
                                            Its Managing Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman